UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 12, 2018

PACASMAYO

Fourth Quarter 2017 Earnings Release

For more information please visit www.cementospacasmayo.com/investors or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante,Head of Investor Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

In New York:

Barbara Cano
InspIR Group
Tel: (646) 452-2334
E-mail: barbara@inspirgroup.com

1

Cementos Pacasmayo S.A.A. Announces Consolidated Results for Fourth Quarter 2017

Lima, Peru, February 12, 2018 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the Peruvian construction industry, today announced its consolidated results for the fourth quarter (“4Q17”) and full year (“2017”) ended December 31, 2017. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

Financial and Operational Highlights:

4Q17 Highlights

(All comparisons are to 4Q16 unless otherwise stated)

●	Sales volume of cement, concrete and blocks increased 7.3%, primarily due to increased sales volume to the self-construction segment and to a pick up in public sector spending.
●	Gross margin was 41.3%; a 1.2 percentage point increase, primarily due to a higher average price of cement.
●	Cement EBITDA increased 13.9%, to S/105.5 million. Cement EBITDA margin increased to 32.2% for the fourth quarter 2017.
●	Consolidated EBITDA decreased 35.7% due to a write-off in the Company’s investment in the Salmueras Sudamericanas S.A. brine project. It is important to note that this is a non-cash capital impairment.
●	Net income from Continuing Operations excluding the non-cash impairment provision would have been S/36.5 million, similar to that of 3Q17, with a 247.7% increase as compared to 4Q16.

2017 Highlights

(All comparisons are to 2016 unless otherwise stated)

●	Sales volume of cement, concrete and blocks decreased by only 0.8%, despite the significant decline in sales volume during the first four months of the year due to Coastal El Niño. It is important to note that year-on-year sales volume has increased steadily every month, from May through the end of the year.
●	Gross margin was 40.1%, in line with that of full year 2016.
●	Cement EBITDA reached S/375.3 million; a decrease of only 2.2%, despite the negative effects of Coastal El Niño on both sales and costs. Cement EBITDA margin was 30.6%, in line with that of the full year 2016.
●	Consolidated EBITDA decreased 12.9%, primarily due to the non-cash impairment provision related to the Salmueras Sudamericanas S.A. brine project.
●	Net income from Continuing Operations excluding the impairment provision would have been S/118.8 million for the full year 2017, in line with that of 2016.

	Financial and Operating Results
	4Q17	4Q16	% Var.		2017	2016	% Var.

Financial and Operating Results
Cement, concrete and blocks sales volume	621.3	579.3	7.3%		2,267.4	2,286.3	-0.8%

In millions of S/.
Sales of goods	328.0	316.7	3.6%		1225.6	1240.2	-1.2%
Gross profit	135.3	127.1	6.5%		492.7	503.6	-2.2%
Operating profit	24.2	61.8	-60.8%		198.6	272.8	-27.2%
Net income of continuing operations /1	-0.9	10.2	-108.8%		81.4	119.5	-31.9%
Net income	-0.9	10.5	-108.6%		80.6	112.9	-28.6%
Consolidated EBITDA	57.1	88.8	-35.7%		323.9	371.9	-12.9%
Cement EBITDA /2	105.5	92.7	13.8%		375.3	383.9	-2.2%
Gross Margin	41.3%	40.1%	1.2	pp.	40.2%	40.6%	-0.4	pp.
Operating Margin	7.4%	19.5%	-12.1	pp.	16.2%	22.0%	-5.8	pp.
Net income of continuing operations Margin	-0.3%	3.2%	-3.5	pp.	6.6%	9.6%	-3.0	pp.
Net income Margin	-0.3%	3.3%	-3.6	pp.	6.6%	9.1%	-2.5	pp.
Consolidated EBITDA Margin	17.4%	28.0%	-10.6	pp.	26.4%	30.0%	-3.6	pp.
Cement EBITDA Margin	32.2%	29.3%	2.9	pp.	30.6%	31.0%	-0.4	pp.

1/ In accordance with the criteria established in IFRS 5, net income from continuing operations includes Cementos Pacasmayo S.A.A. and its subsidiaries, excluding Fosfatos del Pacifico operations which are included in net income from discontinued operations.

2/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets have been written-off in 4Q17.

Management Comments

Results for the fourth quarter 2017 reflected our Company’s operational resilience despite difficulties; and the strengthening of our reputation as a premier cement producer. Cementos Pacasmayo saw fourth quarter volumes increase on both a sequential and year-on-year basis, as projects already under execution continued to yield results with a gradual increase in public spending and sustained growth in the self-construction segment during the quarter. A focus on efficiency, cost control and operating discipline also allows our Company to achieve healthy gains in fourth quarter Cement EBITDA of just under 14%. For the full year, we achieved Cement EBITDA margins of 30.6%; only a slight year-on-year decrease, which is outstanding considering the considerable impact of Coastal El Niño during the first four months of the year.

Looking to the year ahead, despite delays in execution, Peru’s infrastructure needs are as pressing as ever. From our perspective, we note that cement demand has continued to strengthen on a monthly basis from May through December; a trend we expect to see in the year ahead. Peru's government plans to ramp up investment in transport and water infrastructure on the northern coast as the country struggles to recover from record flooding and landslides last year. The government recently began its 26 billion soles (US$8 billion), post-flooding reconstruction program following the widespread destruction along the northern coast last summer due to Coastal El Niño. From the total budget, S/ 7.1 billion soles (US$ 2.2 billion) have been included in the 2018 Budget Law. According to a statement released in late January, the Ministry of Transport and Communications has already opened a 10 km divided highway in Piura region, also on the north coast, as part of the road infrastructure recovery program approved in September.

Infrastructure growth should gain steam in the year ahead, with projects gaining traction in the second half and as higher infrastructure spending spurs investment, and sustained global demand for minerals underpins the mining sector. In the first quarter Proinversion, the state agency promoting private investment, expects to be auctioning the US$1.95 billion Michiquillay project in Cajamarca, northern Peru. This project will require additional infrastructure – across energy, logistics, port and rail. On another positive note from an investment standpoint, the International Monetary Fund (IMF) has raised Peru’s growth forecast for 2018 to 4% from 3.8%, which makes our country one of the best-performing economies in Latin America this and next year.

Further, Cementos Pacasmayo’s vision is to transform from a cement company to a construction solutions company. This has driven the decision to divest any investments in non-cement related projects such as phosphate, which we spun off last year, and brine, for which we have booked a non-cash impairment provision this last quarter. Our focus is now on innovation in cement-based products, and we believe this can give us a true competitive edge to drive diversification– facilitating our transformation into an adaptive business model, leveraging our client network and market position to address Peru’s underserved demand for infrastructure solutions. For example, we are developing a suite of cost-effective and value-add products that use cement; creating high-quality cement-based products such as customized seawalls and pre-cast beams and bridges that can replace existing products.

We are proud of our results, which reaffirm Cementos Pacasmayo’s strong position in the Peruvian cement market and an ability to evolve to continue generating long-term value for our stakeholders.

Economic Overview for 4Q17:

The Peruvian economy continued its recovery during the fourth quarter 2017. The recovery in public spending, particularly in the North and East of Peru, also progressed. Private investment is expected to grow by 5% in 2018, according to Apoyo Consultoría, after a four-year decline. Similarly, for the first time since 2014, public investment grew by 4.8% in 2017 and is expected to increase by more than 10% in 2018. Further, it is important to note that the construction sector expanded by 2% in 2017, with the expectation of close to 6.5% growth for 2018.

Regarding the political environment, on December 16, Congress approved a motion to impeach President Kuczynski for “moral incapacity”, following accusations of corruption linked to the Odebrecht case. The vote took place on December 21 but was unsuccessful. To be approved, the vacancy required 87 votes in favor (two thirds of 130), and only 79 votes were obtained. Ten members of Fuerza Popular (FP), led by Kenji Fujimori, rebelled against their party’s instructions and voted to abstain, saving the Head of State from impeachment.

On December 24, just three days later, President Kuczynski issued a presidential pardon to Alberto Fujimori. While the pardon was an issue that had been discussed for some time, this generated widespread public suspicion (63% of the population, according to IPSOS) that Kenji Fujimori and the nine other congressmen had voted against impeachment as part of a deal with the Executive to enable the former president's freedom.

Together, these events generated a spin-off within the FP party that resulted in the resignation of 10 congressmen, led by Kenji Fujimori. Keiko Fujimori now leads the FP party without an absolute majority since it lost these 10 votes, which will force collaboration with other political forces going forward.

During the early days of 2018, President Kuczynski restructured his ministerial cabinet, keeping Mercedes Aráoz in the Presidency of the Council of Ministers, in order to encourage a dialogue that allows for reconciliation between political forces and fosters economic growth.

The spillover of the Odebrecht scandal into the Peruvian economy has also spread to a larger group of companies allegedly involved in bribery and collusion. A decree, known as “Lava Jato” (“car wash”), has blocked the bank accounts of those construction firms linked to the corruption case, to ensure payment of any fines. However, this decree also makes it impossible for these companies to continue operation, and presents challenges for the construction sector overall. Finance Minister Claudia Cooper announced that the ministry plans to replace this decree with legislation that enables companies to continue operations while securing the payment of civil damages that will be defined by the Court.

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 13% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
Plant	2013	2014	2015	2016	Nov-17 LTM	% part
C. Pacasmayo	2,110	2,051	2,022	2,004	1,967	18.5%
C. Selva	240	296	288	281	284	2.7%
Imports	34	40	12	-	38	0.4%
Total	**2,384**	**2,387**	**2,322**	**2,285**	**2,289**	**21.6%**

Central Region (thousands of metric tons)						
Plant	2013	2014	2015	2016	Nov-17 LTM	% part
UNACEM	5,612	5,701	5,546	5,110	5,015	47.1%
Caliza Inca	288	383	357	347	380	3.6%
Imports	465	461	507	490	313	2.9%
Total	**6,365**	**6,545**	**6,410**	**5,947**	**5,708**	**53.6%**

Southern Region (thousands of metric tons)						
Plant	2013	2014	2015	2016	Nov-17 LTM	% part
Grupo Yura	2,509	2,600	2,480	2,645	2,601	24.4%
Imports	-	-	3	18	43	0.4%
Total	**2,509**	**2,600**	**2,483**	**2,663**	**2,644**	**24.8%**

Total, All Regions	**11,258**	**11,532**	**11,215**	**10,895**	**10,641**	**100.0%**

Piura
Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

Source: INEI

Infrastructure Investment in the Area of Influence:

Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. In the North, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan.

The Authority of the Reconstruction with Changes (ARCC) announced in January that 3,500 projects will be executed in 2018, most of which are located in Piura and La Libertad. The ARCC also plans to distribute 37,674 bonuses for family housing through Techo Propio (a government subsidy program for low-income families) and for 5,000 projects to reach the pre-investment phase or technical file, requiring a total investment of S / 7,078 million.

One key aspect of the Reconstruction Plan is that it includes support from Project Management Offices (PMOs) for those execution units, which request it, to assist in the formulation, bidding and monitoring process. As of December, four Ministries had asked to hire PMOs.

In addition to Reconstruction, ongoing projects exist in northern Peru, where Cementos Pacasmayo is the leading provider of cement.

Source: MINEM, Proinversion

While the Chavimochic project is currently on hold, La Libertad’s regional Governor announced in January that works should resume between March and April 2018, pending approval by the Controller for the transfer of assets to a new construction Company.

Operating Results:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	4Q17	4Q16	% Var.	2017	2016	% Var.
Planta Pacasmayo	330.2	271.4	21.7%	1,141.3	1,177.4	-3.1%
Planta Rioja	76.5	68.4	11.8%	286.7	281.4	1.9%
Planta Piura	228.1	236.8	-3.7%	857.9	817.2	5.0%
Total	634.8	576.6	10.1%	2,285.9	2,276.0	0.4%

Cement production volume at the Pacasmayo plant increased by 21.7% in 4Q17 compared to 4Q16, in line with increased sales volume and a temporary switch in production from Piura to Pacasmayo. In 2017, cement production volume decreased 3.1% compared to 2016, due to higher production in Pacasmayo in 1Q16 before the full ramp up of the Piura plant.

Cement production volume at the Rioja Plant increased 11.8% in 4Q17 compared to 4Q16, in line with an increase in cement sales volume. In 2017, cement production volume increased 1.9% compared to 2016.

Cement production volume at the Piura Plant decreased 3.7% in 4Q17 compared to 4Q16, mainly due to a temporary switch in production from Piura to Pacasmayo in November; production again returned to normal in December. During the 2017, production increased by 5% compared to 2016, due to fact that the Piura plant was still in the ramp up phase in 1Q16.

Total cement production volumes increased 10.1% in 4Q17 compared to 4Q16, in line with increased demand. In 2017, total cement production volumes increased 0.4% compared to 2016.

Clinker Production Volume

(thousands of metric tons)

	Production
	4Q17	4Q16	% Var.	2017	2016	% Var.
Planta Pacasmayo	219.6	223.9	-1.9%	686.8	886.7	-22.5%
Planta Rioja	57.8	58.5	-1.2%	208.9	214.8	-2.7%
Planta Piura	228.0	141.4	61.2%	745.6	629.1	18.5%
Total	505.4	423.8	19.3%	1641.3	1730.6	-5.2%

Clinker production volume at the Pacasmayo plant decreased 1.9% in 4Q17 when compared to 4Q16, and 22.5% in 2017 compared to 2016, mainly due to the initiation of clinker production at the Piura plant during 1Q16, as well as some consumption of inventories during 4Q17.

Clinker production volume at the Rioja plant decreased 1.2% in 4Q17 compared to 4Q16, and 2.7% in 2017 compared to 2016, mainly due to inventory consumption with lower production.

Clinker production volume at the Piura plant increased 61.2% in 4Q17 compared to 4Q16, mainly due to unusually low production during 4Q16 due to kiln maintenance during the quarter. During 2017, clinker production volumes increased 18.5% compared to 2016, as the plant was still in the ramp up process in 1Q16.

Quicklime Production Volume

(thousands of metric tons)

	Production
	4Q17	4Q16	% Var.	2017	2016	% Var.
Pacasmayo Plant	40.7	49.7	-18.1%	168.2	156.4	7.5%

Quicklime production volume decreased 18.1% in 4Q17 compared to 4Q16, mainly due to decreased sales volume. During 2017, quicklime production volumes increased 7.5%, in line with increased demand in 1Q17 and 3Q17.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT. 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	4Q17	4Q16	%Var.		2017	2016	% Var.
Cement	45.5%	37.4%	8.1	pp.	39.4%	40.6%	-1.2	pp.
Clinker	58.6%	59.7%	-1.1	pp.	45.8%	59.1%	-13.3	pp.
Quicklime	67.8%	82.8%	-15.0	pp.	70.1%	65.2%	4.9	pp.

Cement production utilization rate at the Pacasmayo plant increased by 8.1 percentage points in 4Q17 compared to 4Q16, in line with increased demand. In 2017, cement production utilization rate decreased 1.2 percentage points compared to 2016, because of higher production in 1Q16 before the full ramp up of the Piura plant.

Clinker production utilization rate in 4Q17 decreased 1.1 percentage points compared to 4Q16, mainly due to consumption of inventory during 4Q17. During 2017, utilization rate of clinker production decreased 13.3 percentage points compared to 2016 mainly due to the beginning of clinker production in Piura, and consumption of inventories.

Additionally, the quicklime production utilization rate decreased 15 percentage points during 4Q17 compared with 4Q16, mainly due to lower production due to of decreased demand. In 2017, production utilization rate at the Pacasmayo plant increased 4.9 percentage points in 2017 compared to 2016, mainly due to increased demand in 1Q17 and 3Q17 and some production for inventory purposes during 3Q17.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Rioja Plant Utilization Rate

	Utilization Rate
	4Q17	4Q16	% Var.		2017	2016	% Var.
Cement	69.5%	62.2%	7.3	pp.	65.2%	64.0%	1.2	pp.
Clinker	82.6%	83.6%	-1.0	pp.	74.6%	76.7%	-2.1	pp.

The cement production utilization rate at the Rioja plant was 69.5% in 4Q17; a 7.3 percentage point increase as compared to 4Q16, mainly due to increased demand.

The clinker production utilization rate at the Rioja plant was 82.6% in 4Q17; 1 percentage points lower than 4Q16, due to inventory consumption with lower production. During 2017, clinker utilization rate was 74.6%; 2.1 percentage points lower than in the 2016 and in line with decreased demand during the first four months of the year and the beginning of production at the Piura plant.

Piura Plant Utilization Rate

	Utilization Rate
	4Q17	4Q16	% Var.		2017	2016	% Var.
Cement	57.0%	59.2%	-2.2	pp.	53.6%	51.1%	2.5	pp.
Clinker	91.2%	56.6%	34.6	pp.	74.6%	62.9%	11.7	pp.

The cement production utilization rate at the Piura plant was 57% in 4Q17; 2.2 percentage points lower than 4Q16 and in line with the temporary switch in production from Piura to Pacasmayo. In 2017, the cement utilization rate was 53.6%; 2.5 percentage points higher than in 2016 due to the fact that the plant was still in the ramp up phase in 1Q16.

The clinker production utilization rate at the Piura plant was 91.2% in 4Q17; 34.6 percentage points higher than in 4Q16, mainly due to low production in 4Q16 due to maintenance of the kiln in Piura, as well as particularly high production during 4Q17 due to a planned preventive maintenance (PPM) during 2Q17. During 2017, Piura’s clinker production utilization rate was 74.6%; 11.7 percentage points higher than 2016 due to increased cement demand during the second half of the year, as well as the ramp up process during 1Q16.

Consolidated Utilization Rate

	Utilization Rate
	4Q17	4Q16	% Var.		2017	2016	% Var.
Cement	51.8%	46.7%	5.1	pp.	46.8%	46.1%	0.7	pp.
Clinker	72.7%	61.0%	11.7	pp.	59.0%	62.3%	-3.3	pp.

The consolidated cement production utilization rate was 51.8% in 4Q17; 5.1 percentage points higher than in 4Q16 due to increased demand. The consolidated cement production utilization rate was 46.8% in 2017; 0.7 percentage points higher than 2016.

The consolidated clinker production utilization rate was 72.7% in 4Q17; 11.7 percentage points higher than in 4Q16 mainly due to increased cement demand in 4Q17. During 2017, the consolidated clinker utilization rate was 59%; 3.3 percentage points lower than 2016, mainly due to some consumption of clinker inventories.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	4Q17	4Q16	% Var.	2017	2016	% Var.
Sales of goods	328.0	316.7	3.6%	1,225.6	1,240.2	-1.2%
Gross Profit	135.3	127.1	6.5%	492.7	503.6	-2.2%
Total operating expenses, net	-111.0	-65.4	69.7%	-294.1	-230.8	27.4%
Operating Profit	24.2	61.8	-60.8%	198.6	272.8	-27.2%
Total other expenses, net	-17.0	-20.0	-15.0%	-70.1	-74.7	-6.2%
Profit before income tax	7.4	41.7	-82.3%	128.4	198.1	-35.2%
Income tax expense	-8.3	-31.5	-73.7%	-47.0	-78.6	-40.2%
Profit from continuing operations	-0.9	10.2	-108.8%	81.4	119.5	-31.9%
Profit from discontinued operations	-	0.3	N/R	-0.8	-6.6	-87.9%
Profit for the period	-0.9	10.5	-108.6%	80.6	112.9	-28.6%

Revenues increased 3.6% year-on-year due to a sustained recovery in cement sales volume during 4Q17, partially offset by a lower average price of concrete, since shipments of a special type of concrete to Talara in 4Q16 increased the average price of this product. Gross profit increased 6.5% in 4Q17 compared to 4Q16, mainly due to higher sales volume, with a higher dilution of fixed costs, and a higher average price of cement. Profit from continuing operations decreased 108.8% in 4Q17 compared to 4Q16, primarily due to the non-cash impairment provision associated with Pacasmayo’s investment in the Salmueras Sudamericanas S.A. brine project. Without this effect, profit from continuing operations would have increased 247.7% compared to 4Q16, similar to that of 3Q17.

2017 revenues decreased 1.2%, due to the negative effect of Coastal El Niño during the first four months of the year. Gross profit decreased 2.2%, year-on-year, mainly due to decreased sales volume and higher costs during the first four months of the year due to Coastal El Niño. Profit from continuing operations decreased 31.9% in 2017 compared to 2016 mainly due to the impairment provision for the brine project. Without this effect, profit from continuing operations would have been similar to 2016.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks

(in millions of Soles S/)

	Cement, concrete and blocks
	4Q17	4Q16	% Var.		2017	2016	% Var.
Sales of goods	296.0	279.8	5.8%		1,076.6	1,103.4	-2.4%
Cost of Sales	-163.1	-156.0	4.6%		-599.7	-615.8	-2.6%
Gross Profit	132.8	123.8	7.3%		476.9	487.6	-2.2%
Gross Margin	44.9%	44.2%	0.7	pp.	44.3%	44.2%	0.1	pp.

Sales of cement, concrete and blocks increased 5.8%, reflecting higher cement sales volume due to an increase in demand from the self-construction segment as well as an increase in public investment in the fourth quarter of 2017. Gross margin increased 0.7 percentage points during 4Q17 compared to 4Q16 despite the continued increase in raw materials costs due to damages caused by Coastal El Niño.

During 2017, sales of cement, concrete and blocks decreased 2.4% compared to 2016, and gross margin remained flat, mainly due to decreased sales of concrete.

Sales of cement represented 87.3% of cement, concrete and block sales during 4Q17.

	Cement
	4Q17	4Q16	% Var.		2017	2016	% Var.
Sales of goods	258.5	237.9	8.7%		949.0	924.4	2.7%
Cost of Sales	-133.6	-122.7	8.9%		-496.3	-489.5	1.4%
Gross Profit	124.9	115.2	8.4%		452.7	434.9	4.1%
Gross Margin	48.3%	48.4%	-0.1	pp.	47.7%	47.0%	0.7	pp.

Sales of cement increased 8.7% in 4Q17 compared to 4Q16, mainly due to increased demand in northern Peru, particularly from the self-construction segment, as well as some public sector demand for small and medium sized projects and repairs. Gross margin remained flat in 4Q17 compared to 4Q16.

During 2017, sales of cement increased 2.7% compared to 2016 and gross margin increased 0.7 percentage points, despite a sharp decline during the first four months of the year due to Coastal El Niño. There was a sustained increase in sales volume from May to December, which also allowed for a higher dilution of fixed costs and improved margins.

Sales of concrete represented 11.1% of cement, concrete and block sales during 4Q17.

	Concrete
	4Q17	4Q16	% Var.		2017	2016	% Var.
Sales of goods	32.9	34.7	-5.2%		110.2	152.6	-27.8%
Cost of Sales	-25.9	-27.8	-6.8%		-88.0	-105.3	-16.4%
Gross Profit	7.0	6.9	1.4%		22.2	47.3	-53.1%
Gross Margin	21.3%	19.9%	1.4	pp.	20.1%	31.0%	-10.9	pp.

Sales of concrete decreased 5.2% during 4Q17 compared to 4Q16, and by 27.8% in 2017 compared to 2016, primarily due to decreased infrastructure spending on large projects. The Company expects concrete sales to increase in 2018 due to renewed reconstruction project-related demand. Gross margin increased 1.4 percentage points in 4Q17 compared to 4Q16 due to the optimization of our capacity. In 2017, gross margin decreased 10.9 percentage points compared to 2016, mainly due to decreased sales volumes and lower dilution of fixed costs.

Sales of blocks, bricks and pavers represented 1.6% of cement, concrete and block sales during 4Q17.

	Blocks, bricks and pavers
	4Q17	4Q16	% Var.		2017	2016	% Var.
Sales of goods	4.7	7.2	-34.7%		17.5	26.4	-33.7%
Cost of Sales	-3.7	-5.6	-33.9%		-15.4	-21.0	-26.7%
Gross Profit	1.0	1.6	-37.5%		2.1	5.5	-61.8%
Gross Margin	21.3%	22.2%	-0.9	pp.	12.0%	20.8%	-8.8	pp.

During 4Q17 blocks, bricks and pavers sales decreased 34.7% compared to 4Q16, and 33.7% in 2017 compared to 2016 mainly due to infrastructure project delays and standstills during the first four months of 2017 resulting from Coastal El Niño. Gross margin decreased 0.9 percentage points compared to 4Q16 and 8.8 percentage points in 2017 compared to 2016, mainly due to infrastructure project delays and standstills due to Coastal El Niño, as well as to increased costs due to lower dilution of fixed costs.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	4Q17	4Q16	% Var.		2017	2016	% Var.
Sales of goods	16.1	19.0	-15.3%		80.7	75.1	7.5%
Cost of Sales	-14.3	-16.5	-13.3%		-67.0	-60.9	10.0%
Gross Profit	1.8	2.5	-28.0%		13.7	14.2	-3.5%
Gross Margin	11.2%	13.2%	-2.0	pp.	17.0%	18.9%	-1.9	pp.

Quicklime sales decreased 15.3% and gross margin decreased 2 percentage points in 4Q17 compared to 4Q16, mainly due to decreased sales volume. During 2017, quicklime sales increased 7.5%. However, gross margin decreased 1.9 percentage points due to higher costs of raw materials, as well as a slight increase in the price of coal.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	4Q17	4Q16	% Var.		2017	2016	% Var.
Sales of goods	15.0	17.4	-13.8%		66.4	59.9	10.9%
Cost of Sales	-14.8	-16.7	-11.4%		-64.6	-58.7	10.1%
Gross Profit	0.2	0.7	-71.4%		1.8	1.2	50.0%
Gross Margin	1.3%	4.0%	-2.7	pp.	2.7%	2.0%	0.7	pp.

During 4Q17, construction supply sales decreased 13.8% compared to 4Q16, with a 2.7 percentage point decrease in gross margin, mainly due to a price increase which resulted in decreased sales volume, as clients had accumulated inventory during 3Q17 in anticipation of this increase. In 2017, construction supply sales increased 10.9% compared to 2016, mainly due to spending by the self-construction segment as families are rebuilding their homes after Coastal El Niño.

Operating Expenses:

Administrative Expenses

(in millions of Soles S/)

	Administrative expenses
	4Q17	4Q16	% Var.	2017	2016	% Var.
Personnel expenses	18.4	27.9	-34.1%	94.4	100.1	-5.7%
Third-party services	20.6	20.5	0.5%	65.4	63.0	3.8%
Board of directors compensation	1.6	1.5	6.7%	6.6	6.1	8.2%
Depreciation and amortization	4.0	3.5	14.3%	14.9	12.8	16.4%
Other	5.2	2.7	92.6%	14.3	11.4	25.4%
Total	49.8	56.1	-11.2%	195.6	193.4	1.1%

Administrative expenses decreased 11.2% in 4Q17 compared to 4Q16, mainly due to a decrease in personnel expenses. In 2017, administrative expenses remained in line with 2016.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	4Q17	4Q16	% Var.	2017	2016	% Var.
Personnel expenses	5.0	4.7	6.4%	18.0	17.1	5.3%
Advertising and promotion	4.9	3.8	28.9%	19.0	15.6	21.8%
Other	3.3	1.8	83.3%	9.6	7.2	33.3%
Total	13.2	10.3	28.2%	46.6	39.9	16.8%

Selling expenses increased 28.2% in 4Q17 compared to 4Q16 due to a year-on-year increase in advertising and promotion, but similar to the quarterly average for the year. During 2017, selling expenses increased 16.8%, in line with an increase in the advertising and promotion expenses budget in order to successfully defend the Company’s market share.

EBITDA Reconciliation:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	4Q17	4Q16	Var %.	2017	2016	Var %.
Net Income	-0.9	10.5	-108.6%	81.4	112.9	-27.9%
+ Income tax expense	8.3	27.9	-70.3%	47.0	72.2	-34.9%
- Finance income	-1.7	-1.7	-	-5.8	-3.3	75.8%
+ Finance costs	18.6	20.0	-7.0%	73.8	75.4	-2.1%
+/- Net (loss) gain from exchange rate	0.0	1.8	N/R	2.2	3.3	-33.3%
+ Depreciation and Amortization	32.8	30.3	8.3%	125.3	111.3	12.6%
Consolidated adjusted EBITDA	57.1	88.8	-35.7%	323.9	371.8	-12.9%
EBITDA from FdP y Salsud *	48.4	3.8	N/R	51.4	12.0	N/R
Cement EBITDA	105.5	92.6	13.9%	375.3	383.8	-2.2%

* Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

4Q17 cement EBITDA increased 13.9%, in line with increased cement sales volume, as well as lower costs due to higher dilution of fixed costs and a higher average price of cement. Consolidated EBITDA in 4Q17 decreased 35.7% compared to 4Q16 mainly due to the impairment provision of the Salmueras Sudamericanas S.A. brine project.

During the 2017, cement EBITDA decreased 2.2% to S/375.3 million compared to S/383.8 million in 2016 primarily due to Coastal El Niño related damages, which affected demand, costs and the ability to distribute cement.

Cash and Debt Position:

Cash:

Consolidated Cash

(in millions of Soles S/)

As of December 31, 2017, the Company’s cash position was S/49.2 million (US$15.2 million). This balance includes certificates of deposit in the amount of S/24 million (US$7.4 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 24	3.05%	December 29, 2017	January 2, 2018
	S/ 24

The remaining balance of S/25.2 million (US$7.8 million) is held mainly in the Company’s bank accounts, of which US$1.2 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge	-	-	-	913.3	913.3
Future interest payments	43.8	87.5	87.5	21.9	240.7
Total	43.8	87.5	87.5	935.2	1,154.0

As of December 31, 2017, the Company’s total outstanding debt reached S/972.3 million (US$300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of December 31, 2017, the Company maintains cross currency swap hedging agreements in the amount of US$300 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is S/913.3 million (US$281.8 million).

Net Adjusted Debt/EBITDA ratio was 2.3x.

Capex

Capex

(in millions of Soles S/)

As of December 31, 2017, the Company invested S/70 million (US$21.6 million), allocated to the following projects:

Projects	2017
Piura Plant Projects	17.3
Pacasmayo Plant Projects	15.5
Concrete and aggregates equipment	35.0
Rioja Plant Projects	2.2
Total	70.0

Projects

Salmueras Sudamericanas S.A.

In 2011, Cementos Pacasmayo signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., of which Pacasmayo owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by K-Utec AG Salt Technologies, a German company with over 50 years of experience in the salt business. The report is currently being evaluated by both partners in order to determine how to move forward based on their respective investment priorities. The environmental impact study was approved in December 2014.

The Company has decided to prioritize its investments in the development of products related to the production and sale of cement and constructive solutions, for which the disposal of investments that are not in line with the strategic plan has been approved. As a result of this decision, in the last quarter of the year the Company has decided not to continue with the Salmueras project and consequently written-off all of the investment related to this project as of December 2017.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 59 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.241 per US$ 1.00, which was the exchange rate, reported as of December 31, 2017 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated statement of financial position

As of December 31, 2017 and 2016 (audited)

	As of dec-17	As of Dec-16
	S/(000)	S/(000)
Assets
Current Assets
Cash and term deposits	49,216	80,215
Trade and other receivables	99,518	81,121
Income tax prepayments	27,755	46,546
Inventories	373,020	346,535
Prepayments	3,846	7,909
Total current assets	553,355	562,326

Assets held for distibution	-	338,411

	As of dec-17	As of Dec-16
	S/(000)	S/(000)
Non-current assets
Other receivables	16,207	25,120
Prepayments	533	1,222
Available-for-sale financial investments	21,206	657
Other financial instruments	489	69,912
Property, plant and equipment	2,208,553	2,273,048
Exploration and evaluation assets	13,416	43,028
Deferred income tax assets	142	6,350
Other assets	214	549
Total non-current assets	2,260,760	2,419,886

Total assets	2,814,115	3,320,623

	As of dec-17	As of Dec-16
	S/(000)	S/(000)
Liabilities and equity
Current liabilities
Trade and other payables	177,995	142,773
Income tax payable	2,431	3,464
Provisions	24,575	31,711
Total current liabilities	205,001	177,948

Liabilities directly related to assets held for distribution		2,704

	As of dec-17	As of Dec-16
	S/(000)	S/(000)
Non-current liabilities
Interest-bearing loans and borrowings	965,290	998,148
Other non-current provisions	28,293	22,042
Deferred income tax liabilities	108,823	139,752
Total non-current liabilities	1,102,406	1,159,942

Total liabilities	1,307,407	1,340,594

	As of dec-17	As of Dec-16
	S/(000)	S/(000)
Equity
Capital stock	423,868	531,461
Investment shares	40,279	50,503
Treasury shares	-119,005	-108,248
Additional paid-in capital	432,779	545,165
Legal reserve	160,686	188,075
Other reserves	-43,699	-16,602
Retained earnings	611,652	677,086

Equity attributable to equity holders of the parent	1,506,560	1,867,440
Non-controlling interests	148	112,589

Total equity	1,506,708	1,980,029

Total liabilities and equity	2,814,115	3,320,623

Consolidated statements of profit or loss

For the three and twelve month periods ended December 31, 2017 and 2016

	4Q17	4Q16	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)
Sales of goods	327,967	316,720	1,225,639	1,240,169
Cost of sales	-192,698	-189,599	-732,956	-736,530
Gross profit	135,269	127,121	492,683	503,639

Operating expenses
Administrative expenses	-49,856	-56,119	-195,617	-193,376
Selling and distribution expenses	-13,191	-10,225	-46,567	-39,899
Impairment on brine project	-47,582	-	-47,582	-
Other operating income (expenses), net	-410	994	-4,357	2,444
Total operating expenses , net	-111,039	-65,350	-294,123	-230,831

Operating profit	24,230	61,771	198,560	272,808

Other income (expenses)
Finance income	1,738	1,723	5,842	3,240
Finance costs	-18,610	-19,989	-73,759	-75,397
Net gain (loss) from exchange difference, net	17	-1,761	-2,226	-2,541

Total other expenses, net	-16,855	-20,027	-70,143	-74,698

Profit before income tax	7,375	41,744	128,417	198,110

Income tax expense	-8,270	-31,500	-47,032	-78,627

Profit for the period from continuing operations	-895	10,244	81,385	119,483
Loss for the period from discontinued operations	-	265	-754	-6,589
Profit for the period	-895	10,509	80,631	112,894

Attributable to:
Equity holders of the parent	11,277	10,718	93,782	116,174
Non-controlling interests	-12,172	-209	-13,151	-3,280
Net income	-895	10,509	80,631	112,894

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.00	0.02	0.21	0.21

Consolidated statements of changes in equity

For the years ended December 31, 2017, 2016 and 2015

	Attributable to equity holders of the parent
	Capital stock S/(000)	Investment shares S/(000)	Treasury shares S/(000)	Additional paid- in capital S/(000)	Legal reserve S/(000)	Unrealized gain on available-for- sale investments S/(000)	Unrealized gain on derivative financial instruments S/(000)	Retained earnings S/(000)	Total S/(000)	Non- controlling interests S/(000)	Total equity S/(000)

Balance as of January 1, 2015	531,461	50,503	-	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the period	-	-	-	-	-	-	-	215,532	215,532	-3,865	211,667
Other comprehensive income	-	-	-	-	-	-229	6,734	-	6,505	-	6,505
Total comprehensive income	-	-	-	-	-	-229	6,734	215,532	222,037	-3,865	218,172

Appropriation of legal reserve	-	-	-	-	21,553	-	-	-21,553	-	-	-
Acquisition of treasury shares	-	-	-108,248	-	-	-	-	-	-108,248	-	-108,248
Dividend distribution	-	-	-	-	-	-	-	-162,950	-162,950	-	-162,950
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	28,475	28,475
Other adjustments of non-controlling interests	-	-	-	-325	-	-	-	-	-325	325	-

Balance as of December 31, 2015	531,461	50,503	-108,248	553,466	176,458	-11	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	116,174	116,174	-3,280	112,894
Other comprehensive income	-	-	-	-	-	156	-28,407	-	-28,251	-	-28,251
Total comprehensive income	-	-	-	-	-	156	-28,407	116,174	87,923	-3,280	84,643

Appropriation of legal reserve	-	-	-	-	11,617	-	-	-11,617	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	-155,236	-155,236	-	-155,236
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	4,488	4,488
Other adjustments of non-controlling interests	-	-	-	-8,301	-	-	-	-	-8,301	8,301	-

Balance as of December 31, 2016	531,461	50,503	-108,248	545,165	188,075	145	-16,747	677,086	1,867,440	112,589	1,980,029
Profit for the period	-	-	-	-	-	-	-	93,782	93,782	-13,151	80,631
Other comprehensive income	-	-	-	-	-	-145	-26,952	-	-27,097	-	-27,097
Total comprehensive income	-	-	-	-		-145	-26,952	93,782	66,685	-13,151	53,534
											-
Appropriation of legal reserve	-	-	-	-	9,379	-	-	-9,379	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	491	491
Acquisition of treasury shares	-	-	-34,216	-	-	-	-	-	-34,216	-	-34,216
Splitting effects	-107,593	-10,224	23,459	-118,569	-36,957	-	-	-	-249,884	-100,357	-350,241
Dividend distribution	-	-	-	-	-	-	-	-149,837	-149,837	-	-149,837
Terminanted dividends	-	-	-	-	189	-	-	-	189	-	189
Impairment of brine project	-	-	-	6,759	-	-	-	-	6,759	-	6,759
Other adjustments of non-controlling interests	-	-	-	-576	-	-	-	-	-576	576	-

Balance as of December 31, 2017	423,868	40,279	-119,005	432,779	160,686	-	-43,699	611,652	1,506,560	148	1,506,708